Exhibit 99.1

          Solarfun Provides Mid-Quarter Update on Operations

    Highlights:

    -- Secured three multi-year framework commitments for 185 MW of photovoltaic modules

    -- Signed first non-domestic long-term supply agreement for deliveries of polysilicon starting in 2008

    -- Secured equipment for cell lines 9-12 and confident full-scale production will begin by mid-2008

    -- Received first wafer sample from joint venture wafer company; initial samples met expectations for quality and efficiency, and supply expected to increase over remainder of 2007

    SHANGHAI, China--(BUSINESS WIRE)--Sept. 20, 2007--Solarfun Power Holdings Co., LTD. ("Solarfun") (NASDAQ: SOLF), an established manufacturer of both photovoltaic (PV) cells and modules in China, today announced an update on sales developments, supply agreements, production plans, and progress at the Company's Joint Venture company Yangguang Solar.

    SALES

    Solarfun secured three large multi-year framework commitments for over 185 MW of photovoltaic modules at the 22nd European Photovoltaic Solar Conference and Exhibition in Milan, Italy in early September. Initial shipments are expected to start as early as October 2007. Each of these customers is large and well-known company in Europe and is expected to significantly strengthen Solarfun's customer base and distribution network globally.

    The Company also continued to meet its goal of strengthening its sales team with international experience. Christian Dorn, a 14-year veteran of electronics and solar product sales in Europe, joined the Company as Sales Director of Germany. Mr. Dorn was most recently Managing Director at Total Energie Deutschland GmbH.

    SUPPLY

    Solarfun signed its first non-domestic long-term agreement with an undisclosed supplier. Deliveries of wafer are expected to begin immediately and extend up to seven years. The contract calls for deliveries of 10 MW in 2008 and increasing to over 30 MW per year during the period of 2009-2013.

    Mr. Yonghua Lu, Chairman and CEO of Solarfun, commented, "This agreement is the first step to securing high-quality and reasonably priced polysilicon supply outside of China. Given the ongoing tight supply of polysilicon worldwide, we continue to try to build relationships with and secure other sources of large-scale non-domestic supply of both wafer and polysilicon."

    PRODUCTION

    Solarfun's expansion plans remain on schedule. Construction of cell lines 7-8 are on schedule and are expected to commence commercial production in October. The Company has also secured equipment and is confident that cell lines 9-12 will begin full-scale production by mid-2008. Year-end manufacturing capacity targets remain on track, with total Cell capacity expected to reach 240 MW by the end of 2007 and 360 MW by the end of 2008.

    The Company continues to add seasoned management with manufacturing experience in recognition of the increasing demands of increasing production scale and maintaining the Company's reputation for high-quality, low-cost production. Solarfun recently hired Mr. Gao Zhoumiao as Vice President, Operations. He joins Solarfun from Advanced Semiconductor Manufacturing Corporation of Shanghai (ASMC), which is a subsidiary of Philips, where he gained 18 years of experience managing their manufacturing operations.

    Mr. Lu commented, "We are happy to welcome Mr. Gao to our management team. His experience will strengthen our focus on continuing improvement in manufacturing quality, efficiency and yield."

    JOINT VENTURE PROGRESS

    Progress at Solarfun's 52%-owned joint venture company, Jiangsu Yangguang Solar Technology Co. Ltd. ("Yangguang Solar"), is on schedule. The Company received its first wafer sample at the end of August and expects supply to accelerate throughout the remainder of 2007 and 2008.

    Mr. Lu added, "Yangguang's progress is already quite encouraging, with initial samples meeting our high standards for efficiency. Yangguang Solar appears to be well on its way of meeting our previously announced year-end capacity targets of 20 MW in 2007 and 60-80 MW in 2008. Yangguang Solar remains an important component of our strategy to vertically integrate upstream and secure a dependable, high-quality, low-cost supply of polysilicon wafers."

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             US Cell: 1-765-427-5925
             China Tel: 8621-6306-8907
             IR@solarfun.com.cn
             or
             Christensen
             Cheick Camara, 212-618-1978
             ccamara@ChristensenIR.com
             or
             Shelldy Cheung, 852-2232-3936
             scheung@christensenIR.com